July 31, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Superior Drilling Products, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.02 of Form 8-K, as part of the Form 8-K of Superior Drilling Products, Inc. dated July 25, 2019. We agree with the statements disclosed under Item 4.02 in such Form 8-K insofar as they relate to our Firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Very truly yours,

/s/ Moss Adams LLP